Certej Project, Romania Technical Report

CONSENT OF QUALIFIED PERSON

TO:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marché financiers du Québec
Nova Scotia Securities Commission
New Brunswick Securities Commission
Prince Edward Island, Securities Office
Securities Commission of Newfoundland and Labrador
Toronto Stock Exchange

AND TO:
Eldorado Gold Corporation

I, Colm Keogh, P. Eng., Operations Manager, Olympias Mine for Eldorado Gold Corporation, hereby consent to the public filing of the technical report titled “Technical Report, Olympias Mine, Greece” dated February 28, 2020 and effective December 31, 2019 (the “Technical Report”) with the securities regulatory authorities referred to above.

I further consent (a) to the public filing of the Technical Report with any stock exchange and other regulatory authority and any publication of the Technical Report by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, and (b) to the publication of the Technical Report by Eldorado Gold Corporation on its company website or otherwise.

I have read the material change report of Eldorado Gold Corporation dated March 3, 2020 (the “MCR”) and the news release of Eldorado Gold Corporation dated March 3, 2020 (the “News Release”). I hereby consent to being named in the MCR and News Release as having prepared the Technical Report and to the use of the Technical Report, including the incorporation by reference of, and extracts from, or a summary of, the Technical Report in the MCR and News Release.

I confirm that the MCR and News Release fairly and accurately represents the information in the Technical Report that supports the disclosure.
Dated this 3rd day of March, 2020.

Sincerely,
Colm Keogh
Colm Keogh, P. Eng. Operations Manager, Olympias Mine Eldorado Gold Corporation